SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Immunomedics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

452907108
(CUSIP Number)

Scott Epstein
c/o Avoro Capital Advisors LLC (formerly venBio Select Advisor LLC)
110 Greene Street, Suite 800
New York, NY 10012
(212) 937-4970

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452907108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON AVORO CAPITAL ADVISORS LLC (formerly VENBIO SELECT ADVISOR LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 21,000,000 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 21,000,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 452907108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON BEHZAD AGHAZADEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 21,000,000 shares of Common Stock 13,516 restricted stock units 46,074 shares of Common Stock underlying director stock options
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 21,000,000 shares of Common Stock 13,516 restricted stock units 46,074 shares of Common Stock underlying director stock options
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,000,000 shares of Common Stock 13,516 restricted stock units 46,074 shares of Common Stock underlying director stock options
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 452907108	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 7 (“Amendment No. 7”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2016, as previously amended by Amendment No. 1 filed with the SEC on February 15, 2017, Amendment No. 2 filed with the SEC on March 17, 2017, Amendment No. 3 filed with the SEC on May 9, 2017, Amendment No. 4 filed with the SEC on November 15, 2017, Amendment No. 5 filed with the SEC on June 15, 2018 and Amendment No. 6 filed with the SEC on June 19, 2018 (as amended, the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Immunomedics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 2(a)-(b), 3 and 5(a)-(c) as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a)	This statement is filed by Avoro Capital Advisors LLC (formerly venBio Select Advisor LLC), a Delaware limited liability company (the “Investment Manager”), and Behzad Aghazadeh (“Dr. Aghazadeh,” and together with the Investment Manager, the “Reporting Persons”). Dr. Aghazadeh serves as the portfolio manager and controlling person of the Investment Manager.

(b)	The address of the business office of each of the Reporting Persons is 110 Greene Street, Suite 800, New York, NY 10012.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 21,000,000 shares of Common Stock reported herein are held on behalf of accounts managed by the Investment Manager (“Accounts”) and by Avoro Life Sciences Fund LLC (formerly venBio Select Fund LLC), a Delaware limited liability company (the “Fund”) and were acquired by the Investment Manager for an aggregate purchase price of approximately $139,747,000 including brokerage commissions, using the cash reserves of the Fund and Accounts.

The 13,516 restricted stock units and 46,074 director stock options reported herein are held directly by Dr. Aghazadeh and were issued in consideration for his services as a director.

CUSIP No. 452907108	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 191,537,309 shares of Common Stock outstanding as of May 6, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed by the Issuer with the SEC on May 9, 2019.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On June 7, 2019, Dr. Aghazadeh was granted 9,667 restricted stock units and director stock options to purchase 17,077 shares of Common Stock. All other information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Annex A hereto and is incorporated by reference herein.

CUSIP No. 452907108	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2019

Avoro Capital Advisors LLC

/s/ Scott Epstein
Name: Scott Epstein
Title: Chief Financial Officer & Chief Compliance Officer

/s/ Behzad Aghazadeh
BEHZAD AGHAZADEH

CUSIP No. 452907108	SCHEDULE 13D/A	Page 7 of 7 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table and the information in Item 5(c) set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased/sold at each separate price.

Investment Manager

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
05/13/2019	500,000	15.07
05/14/2019	125,000	15.40
05/15/2019	125,000	14.95
06/03/2019	785,539	12.19	11.9772 – 12.4602
06/04/2019	500,000	12.10	12.1041 – 12.1207
06/05/2019	250,000	12.47
06/26/2019	400,000	13.25	13.21 – 13.273
06/27/2019	350,000	13.68
06/28/2019	250,000	13.84